Filed by SmartFinancial, Inc.

(Commission File No. 001-37661)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sevier County Bancshares, Inc.
Date: April 14, 2021

The following communication was provided to the employees of

Sevier County Bancshares, Inc.

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www.smartbank.com Welcome to the SmartBank Team! On April 13th, SmartFinancial, Inc., parent company of SmartBank, and Sevier County Bancshares, parent company of Sevier County Bank, jointly announced the signing of a definitive agreement under which SmartBank will acquire Sevier County Bank. SmartBank is honored to be merging our companies together and continuing the legacy that Sevier County Bank has built. We realize that the history of Sevier County Bank is a story of helping businesses and building communities with strong customer loyalty. Together, we are better, and as we all look forward to our futures together, we will continue to build upon and recognize the foundational legacy that has made Sevier County Bank what it is today. We are very excited about our expansion and wish you a warm welcome to the SmartBank team! SmartBank fosters a work environment that respects individual needs, establishes high expectations and recognizes achievement. Our associates strive to create “WOW” experiences and deliver great care for our clients. We are building a team with high-energy and positive people that promote SmartBank’s brand and embrace our culture. We are excited to get to know you better and welcome you to the team! In the coming weeks you will hear more from us on the timeline and integration process. As with any business transaction of this nature, SmartBank’s acquisition of Sevier County Bank is subject to regulatory approval and customary closing conditions. Currently, we anticipate completion of the acquisition in the third quarter of 2021 and a planned bank systems conversion and rebranding in the fourth quarter of 2021. It is our goal to make the integration process seamless for you and your clients. We will keep you informed every step of the way, and work with you to ease this transition by communicating plans often and quickly. This announcement will likely generate questions. To help answer those, we are providing FAQs and a SmartBank Fact Sheet, offering a snapshot of our company. Together we will operate a great bank. We look forward to the weeks and months ahead and could not be more excited about welcoming Sevier County Bank to our company. You are welcome to reach out to any of us with any questions, and as promised, we will continue to share information about the acquisition as it progresses. With Sincere Regards, Miller Welborn Chairman SmartBank 423.385.3067 (office) Bill Carroll Vice Chairman SmartFinancial, Inc. 865.868.0612 (office) Billy Carroll President & CEO SmartBank 865.868.0613 (office)

Confidential For Internal Use Only Q: Who are SmartFinancial and SmartBank? A: SmartFinancial, Inc. is a single-bank holding company based in Knoxville, Tennessee that operates SmartBank, a full-service commercial bank founded in 2007, with over $3 billion in assets, 35 branches and one loan production office throughout Tennessee, Alabama and the Florida Panhandle. Q: Will we be part of a publicly traded company? A: Yes. SmartFinancial stock is traded on Nasdaq under the ticker symbol SMBK. Q: Why is SmartBank interested in merging with Sevier County Bank? A: SmartBank is very selective on the organizations we consider merging with. Sevier County Bank has been a leader in the communities it serves for over 100 years and SmartBank values longstanding traditions. The associates and client relationships that have been built over the years exemplifies what is most important to SmartBank, taking care of its clients and being leaders in the communities it serves and that is why we think this will be a great partnership. Q: What do I say to clients who call with questions as a result of the announcement? A: Your clients are a top priority. Refer them to Stacy Hogg or Bobby Stoffle if they have further questions. Q: Who will lead the combined company? The banks? A: At both the company (SmartFinancial) and the bank (SmartBank), Billy Carroll is the President & Chief Executive Officer, Miller Welborn is the Chairman and Bill Carroll is the Vice Chairman. Q: Where will the bank’s headquarters be? The company’s? A: The bank will remain headquartered in Sevier County. SmartFinancial’s headquarters are in Knoxville. Q: Who serves on the board? A: The SmartFinancial & SmartBank boards consist of Miller Welborn, Chair; Bill Carroll, Vice Chair; Vic Barrett; Monique Berke; Billy Carroll; Ted Miller; David Ogle; Ottis Phillips; Steve Tucker; Keith Whaley; and Geoff Wolpert. Sevier County Bank Executive Chairman, John Presley, will be joining both boards post-closing. Q: When will the acquisition occur? A: We currently anticipate the transaction taking place in the third quarter of 2021 with a planned systems conversion in the fourth quarter of 2021. We will begin integration planning immediately. Q: Will any locations consolidate? A: Yes. Due to overlapping Sevier County Bank and existing SmartBank branches, we will be consolidating the Sevier County Bank branches in Gatlinburg, Pigeon Forge (2) and on Dolly Parton Parkway. We anticipate the consolidation will occur in conjunction with the conversion during the fourth quarter of 2021. We plan to retain SCB’s Downtown Sevierville office and consolidate SmartBank’s Sevier County operations and call center there. Q: How are clients and shareholders being notified about the transaction? A: A press release has been distributed locally and nationally. Clients and shareholders will be notified through our website. Letters and emails may be sent, if applicable. Q: How will the combination impact clients? What differences will they see? A: None immediately. As we plan to convert systems in the fourth quarter of 2021, we will be communicating with clients to make the conversion process as smooth as possible. We will continue to deliver the outstanding client service that both banks are known for, and that’s the real key. Q: How should we answer the phone? A: No changes on phone answering at this time. Q: What does this decision mean for me? Do I still have a job? A: There will be no immediate changes. In transactions such as these there may be some impact as a result of the overlap that exists between the two companies. In this case, with SmartBank having such a strong local presence, there will be opportunities for SCB team members to fill open positions within SmartBank in Sevier, Blount and Knox counties, and new positions will most likely be added because of the increased volume of accounts. SCB team members will also be given priority to fill open positions with our employment partners. We will begin associate meetings in the coming weeks to get to know each team member and learn about their roles and experience. You can review all current job openings, apply for a job, and sign up to be notified for future openings at SmartBank.com. If you have immediate questions on SmartBank openings contact Becca Boyd, becca.boyd@smartbank.com. Q: Will we have career opportunities at other SmartBank locations? A: Yes. You can review all current job openings, apply for a job, and sign up to be notified for future openings at SmartBank.com. If you have immediate questions on SmartBank openings contact Becca Boyd at becca.boyd@smartbank.com. Q: If I apply for a job prior to the transaction date and receive a job offer will I become a SmartBank associate before the transaction? A: Human Resources will work with leadership from both SmartBank and Sevier County Bank to determine start dates as job offers are made. All associates will know their start date and onboarding process prior to the transaction date. (continued on back) FREQUENTLY ASKED QUESTIONS

Confidential For Internal Use Only ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Sevier County Bancshares, Inc. (“SCB”) with and into SmartFinancial, Inc. (the “Proposed Transaction”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful. In connection with the Proposed Transaction, SmartFinancial will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of SCB and a prospectus of SmartFinancial (the “Proxy Statement-Prospectus”), and SmartFinancial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement-Prospectus will be mailed to the shareholders of SCB. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENTPROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Free copies of the Proxy Statement-Prospectus, as well as other filings containing information about SmartFinancial, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by SmartFinancial. You will also be able to obtain these documents, when they are filed, free of charge, from SmartFinancial at www.smartfinancialinc.com. Copies of the Proxy Statement-Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to SmartFinancial, Inc., 5401 Kingston Pike, Suite 600, Knoxville, TN 37919, Attention: Investor Relations, Telephone: (865) 453-2650 or to SCB, 111 E. Main Street, Sevierville, Tennessee 37862 Attention: John M. Presley, Telephone: (865) 453-6101. PARTICIPANTS IN THE SOLICITATION The Company, SCB and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of SCB in connection with the Proposed Transaction. Information about SmartFinancial’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 17, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement-Prospectus pertaining to the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENTS Statements in this communication and in any documents referenced herein may not be based on historical facts and may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, (i) statements relating to the expected impact of the Proposed Transaction between on the combined entities’ operations, financial condition, and financial results, (ii) expectations regarding the ability of SmartFinancial and SCB to successfully integrate the combined businesses, and (iii) the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements in this communication or in any documents referenced herein because actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions required to complete the Proposed Transaction, including necessary approvals by SCB’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the SCB businesses or fully realizing cost savings from and other anticipated benefits of the Proposed Transaction, business disruption during and following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the combined business’s products and services, uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on SCB and SmartFinancial and the proposed transaction and changes in general economic conditions and other risk factors. Other relevant risk factors may be detailed from time to time in SmartFinancial’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication or in any documents referenced herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein or therein. Any forward-looking statement speaks only as of the date hereof, and neither SmartFinancial nor SCB undertake any obligation, and each specifically declines any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise. Q: What does SmartBank look for in new associates? A: SmartBank looks for associates that exemplify their core values of Act With Integrity, Be Enthusiastic, Create Positivity, Demonstrate Accountability and Embrace Change. These core values are our guiding principles and what we look for in an ideal associate. Q: Who should I contact if I have questions? A: Any member of the executive management team should be able to answer questions; however, please do not hesitate to contact either John Presley, Bobby Stoffle or Billy Carroll (billy.carroll@smartbank.com). Q: What if I have HR-related questions about the process? A: You may contact your manager or Becca Boyd (becca.boyd@smartbank.com), Corporate Human Resources, with any questions that need immediate attention. If we don’t have specific answers yet due to timing or other considerations, we will share additional information with you as soon as we are able. Q: How often will we receive updates regarding the transition? A: Leaders of our companies have discussed our common commitment to thorough and ongoing communication. We are committed to providing updates and answers to your questions as often and candidly as possible. You can always reach out to your manager or any member of the senior management team. Q: What should I do if someone from the media calls to ask questions about the announcement? A: Send all media related inquires to Kelley Fowler at kelley.fowler@smartbank.com or 865.868.0611. Kelley will field the media inquiries and forward to the most appropriate executive management team member. Q: How and when will I get trained on SmartBank systems and processes? A: Training on operations, policies, and procedures may take place at your branch/office prior to the transition date, provided it is not disruptive to the current operations of the branches/offices. You will receive future communication regarding training. Q: What happens to my sick, vacation, and other benefits I currently enjoy through Sevier County Bank? A: SmartBank and Sevier County Bank’s Human Resources teams are currently assessing all benefits and will share with you all transition details and how they impact current benefits, if any, during your onboarding meetings that will occur prior to the transaction date. As decisions are made, Human Resources will communicate changes to you. Q: Will our culture change? A: Culture is one of the most critical pieces of this transaction, and any changes will be for the betterment and unity of the new combined teams and our bank’s brand identity. Confidential - For Internal Use Only